

Mail Stop 4631

March 25, 2010

Mr. Thomas W. Bennet, Jr.
TRC Companies, Inc.
21 Griffin Road North
Windsor, CT 06095

> **RE:** **TRC Companies, Inc**
> **Form 10-K for the fiscal year ended June 30, 2009**
> **Filed September 25, 2009**
> **File #1-9947**

Dear Mr. Bennet:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3689. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant